CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

March 13, 2009

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-Q for Fiscal Quarter Ended
September 30, 2008
Filed November 13, 2008
File No. 333-129919

Dear Ms. Cooper:

This letter is in response to the comment letter of the Staff dated March 5, 2009.  For your convenience, we have reproduced the Staff’s comment preceding our response.

Form 10-Q as of September 30, 2008

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Revenue Recognition, Page 5.

1.           You state a loan is considered impaired when you are unable to collect all amounts due according to the contractual terms of the loan agreement or when payment of interest is 90 days past due.  Please tell us and update your policy in future filings to discuss how past due principal payments affect the loan’s status.  Please clearly describe how you determine your allowance for loan loss and when you consider a loan nonperforming in the notes to the financial statements.  Lastly, please update Management Discussion and Analysis to discuss how changes in the level of and trends related to nonperforming receivables impact your periodic determination of the loan loss (receivable) provisions.  Disclose how these factors enter into your periodic determination of adequacy of the allowance for loan losses.

Response:

We have revised our policy, and will update our future filings (including footnotes to the financial statements), to reflect the following (and the “Management Discussion and Analysis of Financial Condition and Results of Operations” now includes the following):

“Allowance for Loan Losses

We maintain an allowance for loan losses on our investments in real estate loans for estimated credit impairment.  Management’s estimate of losses is based on a number of factors including the types and dollar amounts of loans in the portfolio, adverse situations that may affect the borrower’s ability to repay, prevailing economic conditions and the underlying collateral securing the loan.  Additions to the allowance are provided through a charge to earnings and are based on an assessment of certain factors, which may indicate estimated losses on the loans.  Actual losses on loans are recorded as a charge-off or a reduction to the allowance for loan losses.  Generally, subsequent recoveries of amounts previously charged off are added back to the allowance and included as income.

Estimating allowances for loan losses requires significant judgment about the underlying collateral, including liquidation value, condition of the collateral, competency and cooperation of the related borrower and specific legal issues that affect loan collections or taking possession of the property.

Additional facts and circumstances may be discovered as we continue our efforts in the collection and foreclosure processes.  This additional information often causes management to reassess its estimates.    Circumstances that may cause significant changes in our estimated allowance include, but are not limited to:

•	Changes in the level and trends relating to non-performing receivables including past due interest payments and past due principal payments;

•	Declines in real estate market conditions, which can cause a decrease in expected market value;

•	Discovery of undisclosed lines (including but not limited to, community improvement bonds, easements and delinquent property taxes);

•
Lack of progress on real estate developments after we advance funds.  We will customarily monitor progress of real estate developments and approve loan advances.  After further inspection of the related property, progress on construction occasionally does not substantiate an increase in value to support the related loan advances

•	Unanticipated legal or business issues that may arise subsequent to loan origination or loan advances or upon the sale of foreclosed property

•	Appraisals, which are only opinions of value at the time of the appraisal, may not accurately reflect the current value of the property.

The Company considers a loan to be impaired when based on current information and events, it is probable that Company will be unable to collect all amounts due according to the contractual terms of the loan agreement or when the payment of interest or principal is 90 days past due.”

Note 2 - Investment in Note Receivable, page F-7

2.           We note your response to our prior comment 1.  Please tell us and revise future filings to disclose the following related to the two San Francisco loans:

•	The date you originated the loans with RES
•	The date RES anticipates completing the projects; and
•	Any updates on the status of the projects

Additionally, in your response letter you state that you or RES has the ability to extent the loan repayment for up to an additional six months and in the RES letter you provided us, RES states they may request an extension on the current maturity of the loan.  Please revise future filings to disclose these facts.

Response:     The first advances to RES for the two San Francisco projects were made on April 29, 2008, of $604,693 and $686,042 for the two properties respectively.  RES currently expects the projects to be completed by April 28, 2008.  There are no significant updates on the status of these two projects.  We will revise our future filings to reflect that both parties may agree on an extension of the loan for a period of up to 6 months from the original maturity date of the advances.  We will also revise future filings if and when any such extension occurs.

3.           As a related matter, in your response letter you state that you lent RES $1,290,735 on April 29, 2008 and on various dates you lent RES a total of $123,000.  The sum of these amounts equals $1,413,735.  However, in your disclosures you state you lent RES a total of $1,333,735 for the two San Francisco projects.  Please explain to us the reason for the $80,000 difference and revise future filings as necessary.

Response:    The $80,000 difference reflects two advances that were made on December 31, 2008 and on February 9, 2009, of $20,000 and $60,000 respectively.  These advances will be reflected in future filings.

Note 3 – Notes – Series A, Page F-8

4.          We note your issuance of the five year notes since your initial public offering.  We also note the debt placement costs related to these notes have been recorded as assets in the balance sheet.  You state in the footnotes to your Form 10-KSB that the debt placement costs are being amortized over the life of the notes.  Please revise future filings to disclose the amount recorded as amortized debt placement costs as of each period presented.  Additionally, please provide us with a rollforward of your debt placement costs account beginning in December 31, 2005 and through September 30, 2008.  This rollforward should show all additions to the account related to new bonds issued and any amortization taken into account.

Response:   We will include in future filings the amount recorded as debt placement and amortized costs as of each period presented.  The roll-forward you requested is as follows:

Beginning Balance                                                                           Debt Placement                                           Amortization

30 Sept 05                                Legal fees                                           $    50,000                                           -
31 Dec 05                                Legal fees/regulatory filing
Fees                                                             66,771                                           -
31 Mar 06                                Legal fees                                                  25,000                                           -
30 June 06                                Legal fees/marketing costs                    45,000                                           -
30 Sept 06                                Legal fees                                                 43,000                                           -
31 Dec 06                                Legal fees/marketing costs                   166,755                                           -
31 Mar 07                                Legal fees/marketing costs                  212,440                                           -
30 June 07                                Legal fees/marketing costs                 123,214                                           -
30 Sept 07                                Legal fees/marketing costs                   30,634                                           -
31 Dec 07                                Legal fees/marketing costs                  136,781                                           37,468
31 Mar 08                                Legal fees/marketing costs                   12,534                                           16,444
30 June 08                                Legal fees/marketing costs                  41,484                                           18,318
30 Sept 08                                Legal fees/marketing costs                  35,719                                           19,444

Ending Balance                                                                                      989,332                                           91,692

Note: the amortization of debt placement cost in Dec of 2007 included amortization from March-Dec 2007.

The revised disclosure in our periodic reports will follow the following format:

“Debt Placement Costs
Costs incurred in connection with the Company’s Notes Offering will be deferred until the offering proceeds are received and then amortized over the term of the related financing agreements using the effective interest method.  Total debt placement costs as of December 31, 2008 and 2007 were $937,565 and $862,109 respectively, net of accumulated amortization of amounts expensed in 2008 and 2007 of $75,601 and $37,486 respectively.”

Edgar Uploads

5.          As discussed during our call on February 26, 2009, please upload the map and letter you provided to us from RES in the non-public Edgar data storage area as correspondence.  See Rule 101 of Regulation S-T for additional information.

Response:    We have successfully uploaded the two “pdf” files into Edgar.

Please don’t hesitate to contact me, or Richard Dobson (our General Counsel) at the above telephone number, if you have any questions.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.